Allspring Funds Management, LLC
1415 Vantage Park Drive, 3rd Floor
Charlotte, NC 28203

February 16, 2023

VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Withdrawal of Post-Effective Amendment on Form N-1A

Accession Number: 0001081400-22-000950 (File No.: 333-74295)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Allspring Funds Trust (the “Registrant”) respectfully requests withdrawal of the Post-Effective Amendment to the Registration Statement filed on Form 485APOS (File No. 333-74295), together with all exhibits thereto, as filed with the Commission on December 15, 2022 (Accession No. 0001081400-22-000950). This filing was made in order to register Elevate Class shares for the Allspring Government Money Market Fund.

The Registrant confirms that no securities have been sold in connection with the offering contemplated by the 485APOS.

The Registrant is requesting the withdrawal of the 485APOS for business reasons. The Registrant believes that withdrawal of the 485APOS is consistent with the public interest and the protection of investors. The Registrant requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the Commission accept this application for withdrawal of the 485APOS. This filing relates solely to the 485APOS, no information contained herein is intended to amend, supersede, or affect any other filings relating to the Registrant.

Please direct all inquiries to Maureen Towle at 617-895-9401.

Very truly yours,
\s\ Maureen Towle
Maureen Towle